Lexicon Pharmaceuticals, Inc.

2445 Technology Forest Blvd., 11th Floor

The Woodlands, Texas 77381-1160

(281) 863-3000

May 13, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Tyler Howes

Re:	Lexicon Pharmaceuticals, Inc.

Form S-3 Registration Statement

Filed March 25, 2024 (Amended May 10, 2024)

File No. 333-278210

Dear Mr. Howes:

Lexicon Pharmaceuticals, Inc., a Delaware corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3, as amended (File No. 333-278210) be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it is declared effective at 4:00 p.m., Eastern time, on May 15, 2024 or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Jackson A. O’Maley of Vinson & Elkins L.L.P. at (713) 758-3374 and that such effectiveness also be confirmed in writing.

Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,

Lexicon Pharmaceuticals, Inc.

By:	/s/ Brian T. Crum
	Name:	Brian T. Crum
	Title:	Senior Vice President, General Counsel, and Secretary

cc:	Vinson & Elkins L.L.P.

Jackson A. O’Maley

David P. Oelman

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